                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X                   Form 40-F _______
                  -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes _______                     No   X
                                           -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 24, 2004             By  /s/ Lora Ho
                                    -----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

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Contact:

JH Tzeng                            Chuck Byers              Dan Holden
TSMC Public Relations Department    TSMC North America       TSMC North America
Phone: +886-3-666-5028              Phone: 408-382-7919      Phone: 408-382-7921
Cell: +886-928-882-607              cbyers@tsmc.com          Cell: 408-910-1141
jhtzeng@tsmc.com                                             dholden@tsmc.com

                  TSMC Response Identifies More SMIC Espionage

                           More Wrong Doing Documented

     San Jose, March 23, 2004 - Taiwan Semiconductor Manufacturing Company
(TSMC) disclosed new evidence of corporate espionage on the part of SMIC in opposition papers filed in U.S. Federal Court yesterday. The new evidence includes eyewitness affidavits and new technical verification of trade secret misappropriation by SMIC.

     In its filing, TSMC claimed that SMIC stole advanced semiconductor manufacturing technology and other trade secrets from TSMC and its U.S. affiliates. TSMC also claimed that SMIC lured away certain key employees with offers of SMIC stock and stock options. SMIC expected those employees to bring "presents" of TSMC's latest proprietary technologies and improvements when they came to work for SMIC.

     TSMC's filing included affidavits of former SMIC engineers who personally witnessed SMIC's misconduct. According to the filing, one witness estimated that 90 percent of SMIC's 0.18-micron logic process was copied from TSMC. Other witnesses declared that SMIC attempted to disguise the origin of the information by internally referring to TSMC and its technology by the code name "BKM1," referring to "Best Known Method 1". Still another sworn statement reveals that SMIC's use of TSMC technologies was "no secret" and was openly discussed by SMIC engineers.

     In its original complaint, TSMC attached a copy of an email seized by the District Attorney in Hsinchu, Taiwan, that substantiated a solicitation by a SMIC corporate officer to a then-active TSMC employee. The document requested her to steal six TSMC process flows, together with process targets and equipment types; and concluded with the remark: "Sorry for the long list, but we need a lot of material to set up the new operation." TSMC's new evidence confirms that SMIC got what it asked for.

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     The most recent filing also states that TSMC verified SMIC's use of stolen trade secrets through forensic examination of an SMIC manufactured device bought on the open market. That chip contains features that are strikingly similar to TSMC's, but bearing little similarity to comparable features in a chip made by Chartered Semiconductor, SMIC's only reported licensor of 0.18-micron logic processes.

     These new disclosures contradict a recent SMIC public claim that TSMC's trade secret suit is without merit. That claim was originally made by SMIC's CFO, but was later retracted.

     This new information came to light in TSMC's opposition papers filed in the U.S. District Court of Northern California. This filing is in response to SMIC's February 17th motion to dismiss TSMC's trade secret misappropriation and unfair competition claims filed by TSMC. In that complaint, TSMC, TSMC North America and WaferTech alleged that SMIC improperly obtained their trade secrets and infringed TSMC patents.

     In its opposition filing on Monday, TSMC advised the court that it is continuing its investigation and analysis and that it anticipates additional filings.

About TSMC

     TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see http://www.tsmc.com.

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